 Investor Presentation   June 2026  Accelerating Growth in Cardiorenal Care  Nuwellis, Inc. | Nasdaq NUWE | For Investor Purposes Only: Not for Product Promotion | 2026  Issuer Free Writing Prospectus  Filed Pursuant to Rule 433  Relating to Form S-1, as amended  Registration Statement No. 333-296198  June 1, 2026

Safe Harbor Statement

Forward Looking Statement

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act, as amended regarding our plans, expectations, beliefs, estimates, goals and outlook for the future that are intended to be covered by the Private Securities Litigation Reform Act of 1995. Except for statements of historical fact, all forward-looking statements are management's present expectations and are not guarantees of future events and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "would," "should," "plan," "predict," "potential," "project," "promising," "expect," "estimate," "anticipate," "intend," "goal," "strategy," "milestone," and similar expressions and variations thereof. Various factors could cause actual results to differ materially from these statements including our ability to execute on our commercial strategy and to grow our Aquadex® business, the possibility that we may be unable to raise sufficient funds necessary for our anticipated operations, our-clinical data collection activities, benefits of our products to patients, our expectations with respect to product development and commercialization efforts, our ability to increase market and physician acceptance of our products, potentially competitive product offerings, intellectual property protection, our expectations regarding anticipated synergies with and benefits of the Aquadex business, our business strategy, market size, potential growth opportunities and the other risks set forth under the caption "Risk Factors" and elsewhere in our periodic and other reports filed with the U.S. Securities and Exchange Commission ("SEC"), including our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q. We are providing this information as of the date of this presentation, and we undertake no obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or otherwise. Although the Company believes that the forward-looking statements are reasonable and based on information currently available, it can give no assurances that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Financial and Statistical Data

This presentation also contains estimates and other statistical data made by independent parties and by us relating to market shares and other data about our industry. These data involve a number of assumptions and limitations and have not been reviewed or audited by our independent registered accounting firm. You are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. Neither we nor our advisors or representatives make any representations as to the accuracy or completeness of that data or undertake to update such data after the date of this presentation.

Trademarks

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products.

Additional Information

You should read the documents that we have filed with the SEC for more complete information about us. We encourage you to read such documents in full for more detailed information, statistics, reports and clinical trials referenced in this presentation. You may access these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Aquadex SmartFlow® is a registered trademark of Nuwellis, Inc.
Aquadex ® is a trademark of Nuwellis, Inc.

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 Free Writing Prospectus  The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. The registration statement can be accessed here https://www.sec.gov/Archives/edgar/data/1506492/000114036126022629/ny20073226x1_s1.htm. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Ladenburg Thalmann & Co. Inc. toll-free at 1-800-573-2541, by written request addressed to Syndicate Department, 640 5th Avenue, 4th Floor New York, NY 10019 or by e-mail: prospectus@ladenburg.com     This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these Securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.     Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this Presentation. Any representation to the contrary is a criminal offense.

 Risk Statement  Investing in our securities includes a high degree risk. You should consider carefully the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2025 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, including specific risk factors discussed below, together with all of the other risk factors and information contained in our SEC filings. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects would likely be materially and adversely affected. This could cause the market price of our securities to decline and could cause you to lose all or part of your investment. Risks include but are not limited to:  We are raising additional capital to fund our operations through the end of fiscal year 2026. If additional capital is not available, we will have to delay, reduce or cease operations.   Our near-term prospects are highly dependent on revenues from a single product, the Aquadex System. We face significant challenges in expanding market acceptance of the Aquadex System, which could adversely affect our potential sales.  We have limited history of operations and limited experience in sales and marketing, and we might be unsuccessful in increasing our sales and cannot assure you that we will ever generate substantial revenue or be profitable.  We have incurred operating losses since our inception and anticipate that we will continue to incur operating losses in the near term.   We have identified two material weaknesses in connection with our internal control over financial reporting which, if not remediated, could adversely affect our business, reputation and stock price.  We depend on a limited number of customers, the loss of which, or failure of which to order our products in a particular period, could cause our revenues to decline.  If we cannot develop adequate distribution, customer service and technical support networks, then we may not be able to market and distribute the Aquadex System effectively and our sales will suffer.  We have experienced and may continue to experience product defects or issues with quality management, which may result in lawsuits for product liability, and could harm our business, results of operations and financial condition.  Our business could be adversely affected due to risks related to recent acquisitions and the subsequent integration of such accumulations.  If we fail to comply with federal and state laws regarding off-label use of our products, we could be subject to regulatory or enforcement actions and face substantial civil and criminal penalties and our business, financial condition, results of operations, and prospects could be adversely affected.  If we or any of our independent contractors, consultants, collaborators, manufacturers, vendors or service providers fail to comply with healthcare laws and regulations, we or they could be subject to enforcement actions, which could result in penalties and affect our ability to develop, market and sell our product candidates and may harm our reputation.  If we were unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and system could be adversely affected.  Nasdaq may delist our common stock from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.  Nasdaq has proposed enhanced listing standards, which could adversely affect our ability to maintain our Nasdaq listing and access to capital markets.  The rights of holders of our capital stock will be subject to, and could be adversely affected by, the rights of holders of our outstanding preferred stock and stock that may be issued in the future.  There may be future sales of our securities or other dilution of our equity, which may adversely affect the market price of our common stock.  We are subject to litigation which could result in a material impact on our business, results of operations, and financial condition.  Worldwide economic and market conditions, an unstable economy, a decline in consumer spending levels and other adverse developments, including inflation, could adversely affect our business, results of operations and liquidity, and stock price.

Strong Q4 2025 and Q1 2026 commercial momentum

Commercial Execution

- 26% YoY Revenue Growth in Q1 2026
- Growth achieved across Pediatric, Critical Care, and Heart Failure segments
- Three strategic commercial hires completed with Aquadex training finalized
- Mike McCormick appointed Chief Commercial Officer

Clinical & Market Expansion

- Pediatrics now represent ~50% of company revenue based on Q1 2026 results
- Critical Care now ~25% of business and accelerating
- Heart Failure ~25% of business
- Pediatric FDA pre-submission underway to expand indication down to 5kg
- RendiaTech acquisition expands critical care and cardio-renal monitoring capabilities

Leadership & Infrastructure

- New CFO, Carisa Schultz, strengthening operational and capital markets leadership
- New Board member added
- Expanded critical care and pediatric KOL engagement

Operational Discipline

- Executing initiatives to reduce monthly cash burn in Q4 to $500K per month, a reduction of ~60% from Q1 levels. Spend reductions driven mainly by project and hiring delays, plus lower consulting costs
- Exited unprofitable OUS operations
- Discontinued Reverse-HF trial to prioritize highest-return programs

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 Nuwellis Is Transitioning Toward Scaled Commercial Growth  Pediatrics, now ~50% of revenue, continues to accelerate across leading children’s hospitals  Critical care adoption expanding across ICU and cardiac surgery programs  Commercial Momentum Driven by High-Growth Clinical Categories:

Our Solution

Aquadex®

A clinically proven therapy for precise, predictable fluid removal[1]

- Low-volume ultrafiltration designed for critically ill patients
- Allows controlled fluid removal when diuretics fail
- Adopted in ICU, cardiac surgery, and pediatric critical care programs aquadex SmartFlow
F1
F2
F3
F4
Hct
CLEAR
HELP
MENU
ACCEPT
STOP
MANUAL
PRIME
RUN

1: Pinney, S et. al., *J AM Coll Cardiol HF*, 2025, ISSN 2213-1779 https://doi.org/10.1016/j.jchf.2024.11.018

 Expanding Beyond Fluid Removal Into Critical Care Monitoring  Leveraging our ICU and pediatric commercial infrastructure to expand into adjacent monitoring and therapy markets  CURRENT COMMERCIAL ENGINE  Precision fluid removal platform deployed across ICU and pediatric centers  Expands revenue opportunities within existing ICU and pediatric accounts  NEAR-TERM EXPANSION  Automated urine output and electrolyte monitoring for critical care  LONG-TERM PEDIATRIC UPSIDE  Next-generation pediatric renal support platform  Clarity PRIME

Fluid Overload Drives Mortality, Readmissions and ICU Costs

Fluid Overload is **a leading cause of costly hospital readmission** post 30 days following cardiac surgery[2]

Critical Care

Higher ICU Mortality
Fluid overload is associated with significantly increased 90-day mortality in critically ill ICU patients[3]

Pediatric

Increased Pediatric Mortality
Fluid overload is linked to substantially higher mortality in critically ill children[4-5]

Heart Failure

Key driver of hospitalizations
~90% of HF hospitalizations are associated with symptoms of fluid overload[6]

2. Iribarne A, et al. Ann Thorac Surg. 2014; 98(4): 1274-80. 3. Vaara ST et al. Crit Care.2012; 16: 1-11. 4: Sutherland SM, et al. Am J Kidney Disease. 2010; 5(2): 316-25. 5. Gillespie RS, et al. Ped Nephro. 2004; 19(12): 1394-99. 6. Costanzo MR, et al. JACC. 2017 May 16;69(19):2428-2445.

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Why Hospitals Are Adopting Precision Fluid Management

Mortality
Fluid overload > **5%** body-weight gain is associated with significantly higher mortality across ICU cohorts.[7]

Acute Kidney Injury Risk (AKI)
Postoperative AKI drives higher mortality and longer ICU/PICU stays.[8]

Readmissions
In HF and CV surgery, persistent fluid overload at discharge predicts unplanned readmission within 30 days of discharge.[9]

Pediatric Safety
Aquadex's low priming blood volume (35 ml) can mitigate complications of other therapies used in children with AKI or ESKD.[10]

7. **Messmer AS, Zingg C, Müller M, Gerber JL, Schefold JC, Pfortmueller CA.** Fluid overload and mortality in adult critical care patients: A systematic review and meta-analysis of observational studies. *Crit Care Med.* 2020;48(12):1862–1870 8. **McIlroy DR, Engelman DT, Shaw AD, et al.** Perioperative Quality Initiative (POQI) and Enhanced Recovery After Surgery (ERAS) Cardiac Society Joint Consensus Statement on Adult Cardiac Surgery–Associated Acute Kidney Injury (CSA-AKI) 9. **Abraham WT, Adamson PB, Bourge RC, et al.** Wireless pulmonary artery haemodynamic monitoring in chronic heart failure: A randomised controlled trial. *Lancet.* 2011;377(9766):658–666 10: Menon S, Broderick J, Munshi R, et al. Kidney Support in Children using an Ultrafiltration Device: A Multicenter, Retrospective Study. *Clin J Am Soc Nephrol.* 2019;14(10):1432-1440. doi:10.2215/CJN.03240319

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 Nuwellis’ Total U.S. Platform Potential Opportunity Exceeds $4.2B Today  11: See Appendix  Inpatient HF  $1B Market11  Critical Care  $900M Market11  Pediatrics  $160M Market11  $4.2B  Clinical Addressable U.S. Market  Outpatient HF  $770M Market11  Aquadex, Vivian, and Clarity collectively address an enormous market opportunity  Fluid Monitoring  Kidney Output  $1.4B Market11

Pediatric Adoption of Aquadex Validates Both the Market Need and the Pathway for a Dedicated Pediatric Solution

Providers are increasingly seeking out Aquadex for use with children, validating both the clinical demand and the growing commercial footprint in pediatric centers.

Adopted in 47 of the top U.S. children's hospitals[12]

Reflecting strong physician-driven demand.

Integrated into NICUs, PICUs, and CVICUs

Providing precise, gentle fluid removal for critically ill children who require controlled ultrafiltration.

Sustained Utilization Growth

Signaling increasing clinical reliance and expanding need across pediatric care teams.

12. U.S. News & World Report Best Children's Hospitals by Specialty, https://health.usnews.com/best-hospitals/pediatric-rankings

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Aquadex Demonstrated Improved Survival in Pediatric Setting

Demonstrated 87% Survival in Children with Acute Kidney Injury (AKI), Fluid Overload or Congenital Kidney Failure Following Treatment with Aquadex®

ULTRA-Peds

Ultrafiltration Therapy Registry Using Aquadex

Subjects	91 pediatric patients
Sites	7 sites across the US
Diagnoses Included	• 30% - Congenital Heart Disease • 25% - End-Stage • 14% - Malignancy

Study Highlights

87% of patients survived their Aquadex treatment course

66% survived to hospital discharge

"For our babies born with diseased or absent kidneys, Aquadex has given them a chance at life because in the past, there were no options to treat these patients."

Kara Short, MSN, CRNP, NICU nurse practitioner at Alabama Children's Hospital

Full dataset expected to be published in 2026, pending acceptance by journal publisher

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 FDA Regulatory Milestone Supports Pediatric Growth Expansion  Successfully completed FDA pre-submission meeting for proposed Aquadex label expansion to pediatric patients ≥5 kg  Proposed expansion supported by:  10+ years of published pediatric clinical experience  Real-world utilization at leading pediatric centers  Growing physician adoption in patients weighing 5–20 kg  Strategic Impact:  Addresses significant unmet need for controlled fluid management in low-weight pediatric patients   Expands long-term pediatric market opportunity  Company anticipates FDA submission by year-end 2026

 Vivian™Developing our dedicated pediatric solution  Currently in development and supported by a $3M NIH grant.  Ultra-low ECV (29–67 mL) for neonatal + small-child CRRT  Engineered for patients as small as 2.5kg with unique Hematocrit and SVO2 sensor safety features  Integrated UF, CVVH, and CVVHD therapies in one platform  Introducing

 ClarityPRIME* Systems Expands Nuwellis Into Smart Fluid Monitoring  1. Addresses a Critical Need in Cardiac Surgery & Critical Care  Real-time urine output and electrolyte data are essential for early detection of AKI.  2. Enters a High-Growth, Underpenetrated Market  Targets the emerging automated urine monitoring segment within the broader urinalysis and critical care monitoring market.  3. Fits Directly Into Our Existing Sales Channel  RMS price point ($2,500 console; $60–80 kits) aligns with Aquadex’s critical care sales and our common call point.   Acquisition extends our cardiorenal platform into the fast-growing fluid-monitoring market.  *ClarityPRIME is currently under development and is not FDA cleared.

 With the reassignment of CPT 0692T in early 2025 – from $413 to $1,591 per day – hospital-based outpatient programs are growth opportunity for Nuwellis.   Cost Avoidance  Recurring Revenue  Higher reimbursement creates a predictable, continuous revenue stream  Proactive hospital-based outpatient care helps reduce costly HF readmissions (up to $24,000 per event)13  13: From Premier Applied Sciences database 14: Reimbursement estimates from MCRA, the company's reimbursement consultant  Total Financial Impact   Per Patient13, 14  Turning Higher Outpatient Reimbursement into Better Hospital and Economic Outcomes

 High-Margin Recurring Revenue Model  Aquadex Console Capital Equipment  Flexible acquisition models: purchase, lease or rental  Disposables Recurring Revenue  Increasing utilization as adoption spreads  One-time CapEx purchase  Price point: high-value  Single-use for every treatment  High-margin

 Nuwellis Leadership Team  Over 200 years of combined experience in clinical practice and the medical device industry, including major tenures at J&J, Boston Scientific, Medtronic, and Abbott/St. Jude Medical.  John Erb  Chief Executive Officer  Ryan Marthaler  Vice President of Product Marketing and Business Development  Betsy Riemenschneider  Regional Vice President of Sales  Carisa Schultz  Chief Financial Officer  Kelsey Newell  Senior Director of Medical Affairs  Neil Ayotte  Sr. Vice President, General Counsel, Chief Compliance Officer  Kim Anderson  Vice President of Operations  Scott Campbell  Regional Vice President of Sales  David Lerner  Vice President of Research and Development  Mike McCormick  Chief Commercial Officer

 Capitalization Overview  As of May 27, 2026  Common Equivalents  Common Stock   2,942,048  Preferred Stock*  80,276  Warrants (weighted avg. exercise price: $4.57)  3,996,000  Pre-funded Warrants   558,000  Options (weighted avg. exercise price: $4.59)  61,422  Fully Diluted, including Pre-funded Warrants  7,637,746  *As of May 27, 2026, there were 27 shares of Series F Convertible Redeemable Preferred Stock, par value $0.0001 per share (the ‘‘Series F Convertible Preferred Stock’’) outstanding, convertible into 35,532 shares of common stock. The certificate of designation for our Series F Convertible Preferred Stock contains an anti-dilution provision, which provision requires the lowering of the applicable conversion price, as then in effect, to the purchase price per share of common stock or common stock equivalents issued in the future. If the effective price per share on a common-stock equivalent basis in a future equity offering is lower than the then-current conversion price of the Series F Convertible Preferred Stock, then such conversion price shall be reduced to such lower price and additional shares of common stock will be issuable upon the conversion of the Series F Convertible Preferred Stock. To the extent the outstanding shares of Series F Convertible Preferred Stock become exercisable for additional shares of common stock, holders of our common stock will experience further dilution.  As of May 27, 2026, there were 34 shares of Series F-1 Convertible Preferred Stock outstanding, convertible into 44,744 shares of common stock. If, at any time while this Preferred Stock is outstanding, the Corporation or any Subsidiary, as applicable sells, agrees to sell, or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, agreement to sell, grant or any option to purchase or other disposition), any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Conversion Price (such lower price, the “Base Conversion Price” and such issuances, collectively, a “Dilutive Issuance”) (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance), then the Conversion Price shall be reduced to equal the Base Conversion Price.  Such adjustment shall be made no later than whenever such Common Stock or Common Stock Equivalents are issued.    As of May 27, 2026, there were 147 shares of Series J Convertible Preferred Stock outstanding, convertible into 87 shares of common stock and 582 Series J Convertible Preferred Stock issuable upon the exercise of 47 warrants issued in the October 2023 Offering.

 Driving Revenue Growth with Improved Operating Discipline  Commercial Focus  Prioritizing investment in pediatrics, critical care application expansion, and outpatient growth   Supporting continued commercial momentum in core markets   Pursuing select distribution partnerships and strategic growth opportunities   Operating Discipline  Exited unprofitable OUS operations   Aligning resources with near-term revenue opportunities   Improved Cash Profile  Executing initiatives to reduce monthly cash burn in Q4 to $500K per month, a reduction of ~60% from Q1 levels  Expected operating leverage as recurring utilization continues to scale

 Target Key 2026-2027 Milestones  Target Date  Milestone  Q2 2026  Pediatric 5kg label expansion FDA pre-sub meeting completed  Q3 2026  Publish ULTRA-Peds data  Q3 2026  FDA 510k submission for Pediatric indication expansion to 5kg (from 20kg)  Q4 2026  Announce strategic partnership/distribution agreement  Q4 2026  Burn reduced to ~$500K/month  Q1 2027  FDA clearance Pediatric indication expansion to 5kg  2027  ClarityPRIME commercial launch

 Thank You

Appendix

Market Size Sources

Heart Failure – Inpatient

- Incidence of HF: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5494150/
- Annual HF Hospitalizations: Costanzo MR, et al. J Am Coll Cardiol. 2017 May 16;69(19):2428-2445
- Insufficient diuretic response: https://www.ahajournals.org/doi/10.1161/CIRCHEARTFAILURE.115.002370?url_ver=Z39.88-2003&rfr_id=ori:rid:crossref.org&rfr_dat=cr_pub%20%200pubmed

Heart Failure – Outpatient

- Incidence of HF: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5494150/
- Annual HF Hospitalizations: Costanzo MR, et al. J Am Coll Cardiol. 2017 May 16;69(19):2428-2445
- Diuretic resistance rate: https://www.ahajournals.org/doi/10.1161/CIRCHEARTFAILURE.115.002370?url_ver=Z39.88-2003&rfr_id=ori:rid:crossref.org&rfr_dat=cr_pub%20%200pubmed

Critical Care

- VADs: https://www.grandviewresearch.com/industry-analysis/ventricular-assist-devices-market
- CABG: https://www.grandviewresearch.com/industry-analysis/coronary-artery-bypass-graft-cabg-market
- Valves: https://idataresearch.com/over-182000-heart-valve-replacements-per-year-in-the-united-states/
- Liver Transplants: https://www.healthline.com/health/liver-transplant-survival
- Liver Disease: https://www.ncbi.nlm.nih.gov/pubmed/25291348
- Kidney Disease: https://www.kidney.org/news/newsroom/factsheets/KidneyDiseaseBasics
- Sepsis: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6557150/
- ECMO: https://www.uclahealth.org/medical-services/heart/ecmo/research/statistics

Pediatrics

- Renal Replacement/AKI: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3789331/#:~:text=The%20hospitalized%20population%20at%20risk,are%20shown%20in%20Table%201
- Heart Disease: https://www.cdc.gov/ncbddd/heartdefects/data.html#:~:text=Congenital%20heart%20defects%20are%20conditions,the%20United%20States%20each%20year
- Pediatric Transplantations: https://www.organdonor.gov/about/donors/child-infant.html
- Pediatric ECMO: https://www.ncbi.nlm.nih.gov/pubmed/23246046

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